

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 23, 2007

Via U.S. Mail and Fax (713.780.9254)
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, TX 77002

> Re: **Goodrich Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File No. 1-12719**

Dear Mr. Watler:

    We have reviewed your supplemental response letter dated January 16, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated December 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 49

1.   Please refer to prior comment 3 of our letter dated December 28, 2006. Please confirm the maturity of the changes in assets and liabilities is three months or less as required under paragraph 13 of SFAS No. 95. If the assets and liabilities mature in a period greater than 3 months, tell us why net presentation in your consolidated statement of cash flows is appropriate.

Note B – Summary of Significant Accounting Policies, page 52

Property and Equipment, page 52

2.   Please refer to prior comment 4 of our letter dated December 28, 2006. Tell us the nature
of the assets related to the asset retirement obligation and how much of those asset costs
relate to your proved developed reserves versus your proved reserves. Further, tell us
why you consider this expense a development cost if it is not directly related to your
proved developed reserves. Note that asset retirement costs should be amortized over
periods in which the related assets that will ultimately be retired are expected to provide
benefits. Refer to the discussions in paragraphs B42-B47 of SFAS 143.

Engineering comments

3.   Engineering is currently reviewing your response filed on February 2, 2007.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide
us with a response. Please furnish a letter that keys your responses to our comments and provides
any requested information. Detail letters greatly facilitate our review. Please file your response
letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Sandy
Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements
and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant